UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)*

                             NATIONAL LAMPOON, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    636637100
                                 (CUSIP Number)

                             DAVID B. MILLARD, ESQ.
                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 23)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF,OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,867,045*
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       487,042*
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,867,045*
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        487,042*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,354,087*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 54.7%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        514,748*
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       507,042*
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        514,748*
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        507,042*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,021,790*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 28.5%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a) [X]
                              (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        590,446*
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       878,481*
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        590,446*
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        878,481*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,468,927*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 40.4%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,350
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 23)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        26,000
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        26,000
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.8%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 NATIONAL LAMPOON ACQUISITION GROUP LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [  ]

-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        487,042*
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        487,042*
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 487,042*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.3%*
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                 OO
-------------------------------------------------------------------------------
* See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 23)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DC INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        281,690*
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        281,690*
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 281,690*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.2%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 23)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 BETTY A. MORGAN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                        -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       251,693*
                                        -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                        -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        251,693*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 251,693*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.5%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                        AMENDMENT NO. 23 TO SCHEDULE 13D

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 1999, by Daniel S. Laikin and Paul Skjodt relating to the common stock, $0.0001 par value per share (the "Common Stock"), of National Lampoon, Inc., a Delaware corporation (formerly J2 Communications, a California corporation) (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999, November 22, 1999, July 20, 2000, July 25, 2000,
August 11, 2000, March 6, 2001, April 2, 2001,  November 19, 2001,  November 21,
2001,  December 17, 2001,  January 31, 2002, May 2, 2002, June 7, 2002, July 10,
2002, September 27, 2002, October 15, 2002 and November 21, 2002, is hereby amended to furnish the information as set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

     In lieu of cash compensation to be paid to Daniel S. Laikin, one of the Reporting Persons, pursuant to the Employment Agreement between the Issuer and Mr. Laikin, the Issuer granted Mr. Laikin 2,000 Units. Each Unit consists of one share of Series B Convertible Preferred Stock ("Series B Preferred") and a warrant to purchase 28.169 shares of Common Stock at a purchase price of $3.55 per share prior to May 17, 2002, and $5.00 per share from and after such date (the "Units"). The grant of the Units was effective as of August 7, 2002.

     As reported in previous amendments to this Statement, on May 17, 2002, the Issuer granted one of the Reporting Persons, National Lampoon Acquisition Group, LLC ("NLAG"), an option to purchase up to 29,259 Units for a purchase price of $100 per Unit (the "NLAG Option"). The NLAG Option expires on January 25, 2003. NLAG has continued to assign its rights to exercise the NLAG Option to certain of the Reporting Persons and to third parties as NLAG's designees. In addition to the designations and exercises of the NLAG Option reported in earlier amendments to this Statement, Mr. Laikin and two other Reporting Persons, Timothy S. Durham and Paul Skjodt, as NLAG's designees, have exercised the NLAG Option as follows:

                                                                                     No. Units Purchased
                     Date of Exercise                      Designee                     Upon Exercise
                     ----------------                      --------                     -------------
                     01/03/03                    Paul Skjodt                                 500
                     01/02/03                    Daniel S. Laikin                            450
                     01/02/03                    Timothy S. Durham                           450
                     12/11/02                    Daniel S. Laikin                            750
                     12/11/02                    Timothy S. Durham                           750
                     12/11/02                    Paul Skjodt                                 500
                     11/29/02                    Daniel S. Laikin                            875
                     11/29/02                    Timothy S. Durham                           875
                     11/29/02                    Paul Skjodt                                 500
                     11/15/02                    Daniel S. Laikin                            500
                     11/15/02                    Timothy S. Durham                           500
                     11/12/02                    Paul Skjodt                                 500

All of the Units were purchased for $100 per Unit with personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on January 7, 2003, the Reporting Persons (referred to herein at times collectively as the "NLAG Group") may be deemed to beneficially own, in the aggregate, 4,148,413 shares of Common Stock, representing approximately 83.7% of the Issuer's outstanding Common Stock (based upon the 1,469,971 shares of Common Stock reported to be outstanding as of December 12, 2002, in the Issuer's Quarterly Report on Form 10-Q filed on December 16, 2002, and including the shares of Common Stock the Reporting Persons have the right to acquire pursuant to the options, warrants and conversion rights reported in this Item 5).

(b)  The individual members of the NLAG Group have the following holdings:

     (1) Mr. Durham directly owns 73,200 shares of Common Stock, 9,048 shares of Series B Convertible Preferred Stock ("Series B Preferred") and warrants to acquire 254,873 shares of Common Stock (subject to the warrant that Mr. Durham has granted to a third party to acquire 50,000 shares of Common Stock as described in Item 6). He has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Issuer's Amended and Restated 1999 Stock Option, Defined Stock and Restated Stock Plan (the "Option Plan"). Mr. Durham may be deemed to share voting and dispositive power with respect to the securities listed below for Diamond Investments, LLC and DC Investments, LLC, for both of which Mr. Durham serves as Managing Member, and DW Leasing Company, LLC, in which Mr. Durham has an ownership interest.

     (2) Mr. Laikin directly owns 168,150 shares of Common Stock, 28,339 shares of Series B Preferred and warrants to acquire 798,281 shares of Common Stock (subject to the warrant that Mr. Laikin has granted to a third party to acquire 50,000 shares of Common Stock as described in Item
          6). He also has the right to acquire 102,333 shares of Common Stock pursuant to stock options granted under the Option Plan.

     (3) Mr. Skjodt directly owns 141,050 shares of Common Stock, 6,500 shares of Series B Preferred and warrants to acquire 183,099 shares of Common Stock. He also has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Option Plan. He may be deemed to share voting and dispositive power with respect to the securities listed below for Samerian LLP, in which Mr. Skjodt is a Partner.

     (4)  Diamond Investments, LLC directly owns 92,399 shares of Common Stock.

     (5) DC Investments, LLC directly owns 5,000 shares of Series B Preferred and warrants to purchase 140,845 shares of Common Stock.

     (6)  Judy B. Laikin directly owns 26,000 shares of Common Stock.

     (7)  Samerian LLP directly owns 20,000 shares of Common Stock.

     (8)  DW Leasing Company, LLC directly owns 17,350 shares of Common Stock.

     (9) As of January 7, 2003, 8,645 Units remained available for designation or exercise by NLAG under the NLAG Option.

     (10) Ms. Morgan is the income beneficiary of the Zimmer N Trust (the "Trust") and shares investment control of the Trust's assets. The Trust holds 121,721 shares of Common Stock, 2,307 shares of Series B Preferred and warrants for 64,986 shares of Common Stock.

Each member of the NLAG Group may be deemed to beneficially own securities beneficially owned by the other members of the NLAG Group. Each member of the NLAG Group disclaims beneficial ownership of the securities held by the other members of the NLAG Group.

Information on the percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 23 and is incorporated herein by reference.

(c) In addition to the transactions reported in Item 4, the following transactions were effected by the Reporting Persons since those transactions reported in Amendment No. 22 to this Schedule 13D filed on November 21, 2002. All of the transactions were effected in the open market and exclude commissions paid.


         Shareholder               Date           No. of Shares          Transaction            Price Per Share

       Daniel S. Laikin          11/7/02               600                   Buy                $6.50



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On January 7, 2003, two of the Reporting Persons, Daniel S. Laikin and Timothy S. Durham, entered into separate Warrant Agreements (the "Warrant Agreements") with a third party. Each of the Warrant Agreements grants the third party a warrant to purchase 50,000 shares of the Issuer's Common Stock (the "Warrant"). Each Warrant is exercisable on or before April 16, 2007, and the exercise price is $3.55 per share prior to May 16, 2004, and $5.00 per share on and after that date. Each Warrant Agreement provides for adjustments to the number of shares of Common Stock covered by the Warrant, as equitably required, to reflect stock dividends, stock splits, recapitalizations and similar transactions and events.

The information in Item 5 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

B.   Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002.

C. First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002.

D.   First Amendment to Voting Agreement, dated June 6, 2002.

E. Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group.

F. Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

G. Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

H. Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt.

I. Form of Common Stock Warrant (including schedule identifying material terms).

J.   Option Transfer Agreement, dated November 12, 2002.

K.   Second Amendment to Voting Agreement, dated October 4, 2002.

L.   Assumption and Adherence Agreement, dated October 4, 2002.

M.   Form of Warrant Agreement and Schedule Identifying Material Details.

N.   Limited Power of Attorney of Timothy S. Durham.

O.   Limited Power of Attorney of Paul Skjodt.

P.   Limited Power of Attorney of Judy B. Laikin.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2003


/s/ Daniel S. Laikin
-----------------------------------
DANIEL S. LAIKIN



NATIONAL LAMPOON ACQUISITION GROUP, LLC


/s/ Daniel S. Laikin
------------------------------------
By: Daniel S. Laikin
Its:  Managing Member



/s/ Paul Skjodt
------------------------------------
PAUL SKJODT



SAMERIAN LLP


/s/ Paul Skjodt
------------------------------------
By:   Paul Skjodt
Its:  Managing Member



/s/ Judy B. Laikin
------------------------------------
JUDY B. LAIKIN


/s/ Betty A. Morgan
------------------------------------
BETTY A. MORGAN

/s/ Timothy S. Durham
------------------------------------
TIMOTHY S. DURHAM



DIAMOND INVESTMENTS, LLC


/s/ Timothy S. Durham
------------------------------------
By:   Timothy S. Durham
Its:  Managing Member



DW LEASING COMPANY, LLC


/s/ Timothy S. Durham
------------------------------------
By:   Timothy S. Durham
Its:  Managing Member



DC INVESTMENTS, LLC


/s/ Timothy S. Durham
------------------------------------
By: Timothy S. Durham
Its:  Managing Member



* By: /s/ Daniel S. Laikin
      ---------------------------------------------
          Daniel S. Laikin
          Attorney-in-Fact

                                  EXHIBIT INDEX


           Exhibit No.                                      Description

                A Joint Filing Agreement Pursuant to Regulation ss.240.13d-1(k).

                B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

                C First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. This Exhibit is incorporated by reference to Exhibit 10.1 in the Issuer's Form 8-K filed on May 31, 2002.

                D First Amendment to Voting Agreement dated June 6, 2002. This Exhibit is incorporated by reference to Exhibit D to Amendment No. 18 to Schedule 13D filed on June 7, 2002.

                E Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group. This Exhibit is incorporated by reference to Exhibit
                             10.7 in the Issuer's Form 8-K filed on
                             May 31, 2002.

                F Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit 10.9 in the Issuer's Form 8-K filed on May 31, 2002.

                G Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit
                             10.10 in the Issuer's Form 8-K filed on
                             May 31, 2002.

                H Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt. This
                             Exhibit is incorporated by reference to
                             Exhibit 10.12 in the Issuer's Form 8-K
                             filed on May 31, 2002.

                I Form of Common Stock Warrant, dated May 17, 2002 (including schedule identifying material terms). This Exhibit is incorporated by reference to Exhibit
                             10.16 in the Issuer's Form 8-K filed on
                             May 31, 2002.

                J Option Transfer Agreement, dated November 12, 2002. This Exhibit is incorporated by reference to Exhibit J in Amendment No. 22 to this Schedule 13D filed on November 21, 2002.

                K Second Amendment to Voting Agreement, dated October 4, 2002. This Exhibit is incorporated by reference to Exhibit K in Amendment No. 21 to this Schedule 13D filed on October 15, 2002.

                L Assumption and Adherence Agreement, dated October 4, 2002. This Exhibit is incorporated by reference to Exhibit L in Amendment No. 21 to this Schedule 13D filed on October 15, 2002.

                M Form of Warrant Agreement and Schedule Identifying Material Details.

                N            Limited Power of Attorney of Timothy S. Durham.

                O            Limited Power of Attorney of Paul Skjodt.

                P            Limited Power of Attorney of Judy B. Laikin.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: October 11, 2002


/s/ Daniel S. Laikin
----------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
----------------------------------------
PAUL SKJODT


SAMERIAN LLP


/s/ Paul Skjodt
---------------------------------------
By:   Paul Skjodt
Its:  Managing Member


/s/ Timothy S. Durham
---------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC


/s/ Timothy S. Durham
---------------------------------------
By:   Timothy S. Durham
Its:  Managing Member


DW LEASING COMPANY, LLC


/s/ Timothy S. Durham
---------------------------------------
By:   Timothy S. Durham
Its:  Managing Member



/s/ Judy B. Laikin
---------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC

/s/ Daniel S. Laikin
---------------------------------------
By: Daniel S. Laikin
Its:  Managing Member


DC INVESTMENTS, LLC


/s/ Timothy Durham
---------------------------------------
By: Timothy Durham
Its:  Managing Member



/s/ Betty A. Morgan
---------------------------------------
BETTY A. MORGAN

                                    EXHIBIT M

                            FORM OF WARRANT AGREEMENT


January 7, 2003



Christopher R. Williams
P.O. Box 95187
Las Vegas NV  89193

         Re:      Warrant Agreement

Dear Chris:

     I hereby grant to you as of the date of this Warrant Agreement a warrant (the "Warrant") to purchase shares of common stock ("Common Shares") of National Lampoon, Inc., a Delaware corporation (the "Company"), which Warrant shall have the following terms and conditions:

1. Number of Shares Subject to Warrant: The number of Common Shares subject to the Warrant shall be 50,000 Common Shares (the "Warrant Shares"), subject to adjustment as provided in Paragraph 4 of this Warrant Agreement.

2. Warrant Exercise Price: The exercise price of the Warrant shall be Three Dollars and Fifty-Five Cents ($3.55) per Warrant Share prior to May 16, 2004 and Five Dollars ($5.00) per Warrant Share on and after such date, subject to adjustment as provided in Paragraph 4 of this Warrant Agreement.

3. Exercise Period: Subject to the provisions of Paragraph 7 of this Warrant Agreement, the Warrant may be exercised at any time after the date of this Warrant Agreement until April 16, 2007. The Warrant shall be deemed exercised when (i) I have received written notice of such exercise in accordance with the terms of this Warrant Agreement and (ii) full payment of the aggregate warrant exercise price of the Warrant Shares as to which this Warrant is exercised has been made to me. This Warrant will expire (if not sooner terminated pursuant to Paragraph 7 of this Warrant Agreement) with respect to all unpurchased Warrant Shares at 12:00 noon, Indianapolis time, on April 16, 2007.

4. Adjustments: I currently hold a warrant issued to me by the Company to purchase 72,479 Common Shares at the same exercise price as provided in Paragraph 2 above, which warrant expires May 17, 2007 (the "Durham Warrant"). I will make or provide for such adjustments in the numbers of Warrant Shares covered by this Warrant, in the price per Warrant Share applicable to this Warrant, and in the kind of shares covered hereby, (including, if applicable, a substitution of securities as provided in clause (b) (iii) below in connection with a Warrant Assumption Acquisition), as are (a) made with respect to the Common Shares I have a right to purchase under and in accordance with the terms of the Durham Warrant, or (b) otherwise equitably required to prevent dilution or enlargement of your rights that otherwise would result from (i) any stock dividend, stock split, combination of shares, or recapitalization of the Company, (ii) any merger or consolidation involving or affecting the Company wherein the Company is the survivor, (iii) any merger or consolidation affecting the Company in which the Company is not the survivor if (A) such transaction is a tax free reorganization under Section 368(a) of the Internal Revenue Code, and (B) the Durham Warrant (or replacement thereof on the same terms after adjusting for economic equivalency) is in force at the time of and continues in force immediately after such transaction, without my being required to exercise such Durham Warrant in whole or in part, as to securities of the acquiror (any such transaction is a "Warrant Assumption Acquisition"), or (iv) any other corporate transaction or event having an effect similar to any of the foregoing.

5. Transferability: This Warrant shall not be transferable by you otherwise than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or to your mother, Nancy Williams or her issue.

6. Issuance of Shares: You will not be, nor will you have any of the rights or privileges of, a stockholder of the Company with respect to any of the Warrant Shares subject to this Warrant unless and until certificates representing such Warrant Shares shall have been issued and delivered to you. As a condition of any transfer of any certificates for Warrant Shares, the Company, James P. Jimirro, other parties, or I may obtain such agreements or undertakings, if any, as any of us may deem necessary or advisable to assure compliance with this Warrant Agreement, the Voting Agreement (the "Voting Agreement") by and among you, me and others dated May 17, 2002, as amended, or any law or regulation, including, but not limited to, the following:

     (a) A representation or warranty by you to the Company and/or me, at the time this Warrant is exercised, that you are acquiring the Shares to be issued to you for investment and not with a view to, or for sale in connection with, the distribution of any such Warrant Shares;

     (b) A representation or warranty by you to the Company and/or me, at the time this Warrant is exercised, that you or a permitted transferee are an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended and have such knowledge and experience in financial business matters as to be capable of evaluating the merits and risks of your investment, have no need for liquidity in your investment and have the ability to bear the economic risks of your investment;

     (c) A representation, warranty or agreement to be bound by any legends that are, in the opinion of the Company or me, necessary or appropriate to comply with the provisions of any securities law deemed by the Company to be applicable to the issuance of the Warrant Shares and are endorsed upon the Warrant Share certificates; and

     (d)  An  Assumption  and  Adherence  Agreement  by  and  under  the  Voting
          Agreement.

7. Termination and Notice of Pending Matters. This Warrant Agreement will automatically terminate as to all Warrant Shares as to which the Warrant has not been exercised (a) upon the dissolution and liquidation of the Company, or (b) upon the consummation of a merger or consolidation involving the Company wherein the Company is not the surviving entity unless such transaction constitutes a Warrant Assumption Acquisition as such term is defined in Paragraph 4 (in which event this Warrant will remain in effect as adjusted pursuant to Paragraph 4), or (c) upon the occurrence of any other transaction or circumstance wherein the Common Shares of the Company are all redeemed or cancelled or otherwise cease to exist (any such event, transaction or circumstance is a "Termination Event"). If and to the extent that I am able to disclose a pending
     Termination Event to you without violating any applicable law, agreement, fiduciary obligation or other applicable restriction with respect to such disclosure, I will notify you of any anticipated Termination Event that I know about at least 30 days prior to the anticipated consummation thereof so that you can decide whether to exercise this Warrant as to any remaining Warrant Shares. If I am unable to so notify you, then I will promptly furnish you a copy of any notices I receive of shareholder meetings that are called to vote on any such Termination Event, and I will also furnish to you promptly after execution any written consents of shareholders of the Company I sign pertaining to any such matters.

8.   Miscellaneous:


     (a) If any provision of this Warrant Agreement is held invalid for any reason, such holding shall not affect the remaining provisions of this Warrant Agreement, but instead this Warrant Agreement shall be construed and enforced as if such provision had never been included in this Warrant Agreement.

     (b) This Warrant Agreement shall be governed by the substantive laws of the State of Indiana, without reference to Indiana conflict of law provisions.

     (c) Headings contained in this Warrant Agreement are for convenience only and shall in no manner be construed as part of this Warrant Agreement.

     (d) Any reference to the masculine, feminine or neuter gender in this Warrant Agreement shall be a reference to such other gender as is appropriate.

     The rights you possess under this Warrant Agreement are not being offered to you as a result of any employment or independent contractor relationship or status you had, have or might have in the future with the Company. Rather, I have agreed to execute this Warrant Agreement in consideration for your willingness to acquire shares of Company stock and your agreement to enter into the Voting Agreement. Accordingly, I agree that for tax reporting purposes, if you exercise all or a portion of this Warrant Agreement, I will claim no tax deduction nor claim you owe any income and employment taxes for withholding purposes as a result of your exercise of all or a portion of the Warrant granted to you under this Warrant Agreement.

     Exercise of the Warrant shall be subject to your making of the representations set forth herein and any representations to such other matters as the Company or me, in our discretion, may determine from time to time to be necessary or advisable to evidence compliance with the requirements of the Securities Act of 1933, as amended, or state or other securities laws, rules or regulations with respect to the registration or exemption from registration of any offer or sale of securities pursuant to this Warrant Agreement.

     This Agreement may be executed in any number of identical counterparts, any of which may contain the signatures of less than all of the parties hereto, but all of which together shall constitute a single agreement.

     This Warrant Agreement, upon your delivery of an executed copy to me, shall constitute a binding Warrant Agreement between you and me.

                                          Very truly yours,


                                          --------------------------------



                          ACKNOWLEDGMENT AND AGREEMENT

     I hereby acknowledge receipt of this Warrant Agreement granting me the above Warrant, and I acknowledge and agree to be bound by the following:

1. I have received a copy of this Warrant Agreement and agree to be bound by the terms and conditions set forth herein.

2. My principal residence is in the State of Indiana and my present intention is that it remain so indefinitely.

3. I understand that the Warrant Shares subject to the Warrant are being offered pursuant to exemptions from registration provided by the Securities Act of 1933, as amended (the "1933 Act"), and/or state or other securities laws, rules and/or regulations. In that connection, I agree that I will acquire Warrant Shares pursuant to the Warrant for investment purposes for my own account without any view to redistribute them to others. Further, I agree not to sell, pledge, hypothecate, or otherwise transfer Warrant Shares acquired pursuant to the Warrant other than in compliance with the provisions of the restrictive legend set forth below and in the Voting Agreement.

4. The certificates evidencing the Warrant Shares, including both originally and subsequently issued certificates, will bear a restrictive legend substantially as follows:

     THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE DISPOSITION OF SUCH SHARES IS SUBJECT TO RESTRICTIONS UNDER FEDERAL AND STATE SECURITIES LAWS. SUCH SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH DISPOSITION.

     THE SECURITIES REPRESENTED BY THE CERTIFICATE ARE SUBJECT TO THE VOTING AGREEMENTS SET FORTH IN THE VOTING AGREEMENT DATED AS OF MAY 17, 2002 BY THE PARTIES THERETO, A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE COMPANY.

5. The Company or its transfer agent, if any, will not honor requests for transfer of Warrant Shares issued subject to the Warrant, whether or not evidenced by originally or subsequently issued certificates, unless and until the conditions set forth in the preceding legend have been satisfied.

6. I will, concurrently with or prior to the issuance of Warrant Shares to me, sign and become a party to an Assumption and Adherence Agreement by and under the Voting Agreement and be bound by the Voting Agreement. I understand that my being a party to and bound by those agreements is a condition precedent to the issuance of Warrant Shares to me, and that I will not be permitted to exercise my warrant to purchase Warrant Shares in whole or in part unless I join in such agreements as a party thereto.



EXECUTED this ____ day of ____________, 2002.



----------------------------------
Christopher R. Williams

                      SCHEDULE IDENTIFYING MATERIAL DETAILS


Substantially identical Warrant Agreements were executed by Timothy S. Durham and Daniel S. Laikin.

                                    EXHIBIT N

                 LIMITED POWER OF ATTORNEY OF TIMOTHY S. DURHAM


     The undersigned hereby constitutes and appoints Daniel S. Laikin the undersigned's true and lawful attorney-in-fact to:

1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, a director and/or a beneficial owner of securities of National Lampoon, Inc., a Delaware corporation (the "Company"), Statements on Schedule 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

2. Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statement on
     Schedule 13D and Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such statement or form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3. Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

     The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13(d) or Section 16(a) of the Exchange Act.

         This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Statements on Schedule 13D or Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 7th day of November, 2002.


                              /s/ Timothy S. Durham
                              -------------------------------------------------
                              Timothy S. Durham


STATE OF INDIANA           )
                           )  SS:
COUNTY OF MARION           )

Before  me, a  Notary  Public,  in and for said  county  and  state,  personally appeared Timothy S. Durham, known to me to be the person whose name is subscribed hereinabove who acknowledged the execution of the foregoing instrument to be his/her free act and deed. Witness my hand and seal this 7th day of November, 2002.


                               /s/ Kelly R. Layton
                               ------------------------------------------------
                               Notary Public


                               Kelly R. Layton
                               ------------------------------------------------
                               Printed Name

My Commission Expires:         I reside in Hamilton County, Indiana
January 2, 2003

                                    EXHIBIT O

                    LIMITED POWER OF ATTORNEY OF PAUL SKJODT

     The undersigned hereby constitutes and appoints each of Daniel S. Laikin and Timothy S. Durham, signing singly, the undersigned's true and lawful attorney-in-fact to:

1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, a director and/or a beneficial owner of securities of National Lampoon, Inc., a Delaware corporation (the "Company"), Statements on Schedule 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

2. Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statement on
     Schedule 13D and Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such statement or form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3. Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

     The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13(d) or Section 16(a) of the Exchange Act.

     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Statements on Schedule 13D or Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of November, 2002.


                                 /s/ Paul Skjodt
                                 ----------------------------------------------
                                 Paul Skjodt


STATE OF INDIANA           )
                           )  SS:
COUNTY OF MARION           )

     Before me, a Notary Public, in and for said county and state, personally appeared Paul Skjodt, known to me to be the person whose name is subscribed hereinabove who acknowledged the execution of the foregoing instrument to be his/her free act and deed. Witness my hand and seal this 11th day of Nvoember, 2002.


                              /s/ Fonda E. Crandall
                              -------------------------------------------------
                              Notary Public


                              Fonda E. Crandall
                              -------------------------------------------------
                              Printed Name

My Commission Expires:        I reside in Marion County, Indiana
8/03/06

                                    EXHIBIT P

                   LIMITED POWER OF ATTORNEY OF JUDY B. LAIKIN


     The undersigned hereby constitutes and appoints each of Daniel S. Laikin and Timothy S. Durham, signing singly, the undersigned's true and lawful attorney-in-fact to:

1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, a director and/or a beneficial owner of securities of National Lampoon, Inc., a Delaware corporation (the "Company"), Statements on Schedule 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

2. Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statement on
     Schedule 13D and Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such statement or form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3. Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

     The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13(d) or Section 16(a) of the Exchange Act.

     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Statements on Schedule 13D or Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 7th day of November, 2002.


                               /s/ Judy B. Laikin
                               ------------------------------------------------
                               Judy Laikin


STATE OF INDIANA           )
                           )  SS:
COUNTY OF HAMILTON         )

     Before me, a Notary Public, in and for said county and state, personally appeared Judy Laikin, known to me to be the person whose name is subscribed hereinabove who acknowledged the execution of the foregoing instrument to be his/her free act and deed. Witness my hand and seal this 7th day of November, 2002.


                              /s/ Sidney T. Laikin
                              -------------------------------------------------
                              Notary Public


                              Sidney T. Laikin
                              -------------------------------------------------
                              Printed Name

My Commission Expires:        I reside Hamilton County, Indiana
4/7/2008